

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 27, 2016

Robert L. Cucin
President and Chief Executive Officer
BioSculpture Technology, Inc.
1701 South Flagler Drive, Suite 607
West Palm Beach, FL 33401

> **Re: BioSculpture Technology, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 30, 2016**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 1, 2016**
> **File No. 024-10576**

Dear Dr. Cucin:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1.   Given the length of time you expect to conduct your offering, as disclosed on the cover page of the offering circular, please tell us why you indicate here that you are not offering the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please also tell us how you concluded you are not using solicitation of interest communications in connection with this offering, given the information on your website.

Offering Circular

The Company and Business Summary, page 5

2.   Please revise the last paragraph on this page to clarify that your EVL product and third-generation products for liposuction are not yet FDA cleared. Your current disclosure regarding your prior products implies that all products have received such clearance.

3.   We note your disclosure here and elsewhere that the market you intend to serve is "recession-proof." We also note your disclosure on page 11 implies that procedures in the bariatric market are reimbursed through health insurance. Please tell us the basis for those statements given your disclosure throughout your filing that procedures using your products are for cosmetic purposes.

The Offering, page 6

4.   Your disclosure here states that the minimum investment is 100 shares for $350. The information on your website states that the minimum investment is 200 shares for $700. Please revise to clarify the amount of any minimum investment.

Plan of Distribution, page 16

5.   We note the disclosure that the company and management are "self-underwriting" this offering on a best-efforts basis. Please revise to clarify how such activities will be conducted consistent with Exchange Act Rule 3a4-1. We note, for example, the disclosure on page 17 regarding the related party debt you intend to repay with the proceeds from this offering, with the amount of the repayment dependent on the amount of proceeds you raise. We also note the disclosure on page 31, which indicates that Ms. Salerno is currently an associated person of a broker or dealer. See Exchange Act Rule 3a4-1(a)(2) and (3).

Operations, page 19

6.   We note the disclosure on page 21 that your product development timeline is contingent on financing. Please revise to clarify how this timeline will change if you do not raise the maximum amount of proceeds you seek. For example, the table on page 18 refers to expenses related to "marketing" and "production, FDA, CE2F," but it is unclear how you will prioritize the proceeds. For example, will you devote all proceeds to FDA approval and marketing of EVL products?

Projections, pages 27-29

7.   We reference the five year projections in the table on page 29 that includes significant amounts of revenue. We also note that total sales revenue does not foot for any period and the asterisk included in the table is not defined. Please disclose your basis for these projections and why you believe they are reasonable considering your limited operating history and since they do not appear to be based on any contractual arrangements or agreements.

Management's Discussion and Analysis …, page 30

8.   We note your incorporation by reference of information in the "Description of Business" section into this section. However, that section does not appear to contain information required by Item 9 of Form 1-A, such as your operating results, liquidity and capital resources, and trend information. Please revise this section to provide all of the information required by Item 9.

Index to Exhibits, page 38

9.   Please file as an exhibit the agreement governing the perpetual license you mention in the last sentence of the first paragraph on page 22 and on page F-14.

Exhibit 11.1

10.   Please have your auditors revise their consent to remove the reference to the financial statements for the period ended March 31, 2016 since these financial statements have not been audited.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Robert L. Cucin
BioSculpture Technology, Inc.
July 27, 2016
Page 4

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Carpenter at (202) 551-3645 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Russell Mancuso
Legal Branch Chief
Office of Electronics and Machinery

cc: Laura Anthony, Esq.